UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Transcript – First Quarter 2025 Results Conference Call held May 8, 2025

Through this Form 6-K, we hereby notify the market that we post the transcripts from our earnings calls on the investor relations portion of our website and will continue to do so until further notice. For this quarter only, we are also furnishing the Q1 2025 earnings call transcript as an exhibit to this Form 6-K.

Item 1

TRANSCRIPT – FIRST QUARTER 2025 RESULTS

CONFERENCE CALL

MAY 8, 2025

10:00 AM ET

CORPORATE PARTICIPANTS

Andrés Ocampo, Chief Executive Officer

Jaime Caballero, Chief Financial Officer

Martin Terrado, Chief Operating Officer

Rodrigo Dalle Fiore, Chief Exploration & Development Officer

Maria Catalina Escobar, Shareholder Value and Capital Markets Director

CONFERENCE CALL PARTICIPANTS

Alejandro Demichelis

Jefferies

Daniel Guardiola

Banco BTG Pactual

Joaquin Robet

Balanz Capitall

Cristian Fera

KNG Securities

Isabella Pacheco

Bank of America

Vicente Falanga

Bradesco

PRESENTATION

Operator

Good morning, and welcome to the GeoPark Limited conference call following the results announcement for the first quarter ended March 31, 2025. [Operator Instructions] If you do not have a copy of the press release, it is available at the Invest with Us section on the company’s corporate website at www.geopark.com. A replay of today’s call may be accessed through this webcast in the Invest with Us section of the GeoPark Corporate website.

Before we continue, please note that certain statements contained in the results press release and on this conference call are forward-looking statements rather than historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. With respect to such forward-looking statements, the company seeks protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include a variety of factors, including competitive developments and risk factors listed from time to time in the company’s SEC reports and public releases. Those lists are intended to identify certain principal factors that could cause actual results to differ materially from those described in the forward-looking statements, but are not intended to represent a complete list of the company’s business.

All financial figures included herein were prepared in accordance with IFRS and are stated in U.S. dollars unless otherwise noted. Reserves figures correspond to PRMS standards.

On the call today from GeoPark is Andres Ocampo, Chief Executive Officer; Jaime Caballero, Chief Financial Officer; Martin Terrado, Chief Operating Officer; Rodrigo Dalle Fiore, Chief Exploration and Development Officer; and Maria Catalina Escobar, Shareholder Value and Capital Markets Director.

And now I’ll turn the call over to Mr. Andres Ocampo. Mr. Ocampo, you may begin.

Andrés Ocampo

Chief Executive Officer

Good morning, everyone, and thank you for joining us to review our first quarter 2025 results.

Our performance highlights the strength and resilience of the company we’ve built together, disciplined in operations, focused in strategy and financially robust. Despite persistent market volatility and Brent fluctuations, we delivered solid results while preserving flexibility to pursue value-accretive opportunities. Pro forma consolidated production averaged 36,000 barrels a day, exceeding our base case guidance of 35,000 barrels a day. This strong delivery was driven by stable output across our core assets in Colombia and Ecuador and another record-breaking quarter from the new Argentina assets. These acquired Vaca Muerta blocks continue to demonstrate their transformative potential within our portfolio with gross production reaching a record high of over 17,000 barrels a day in February.

In the Mata Mora Norte Block, our partner Phoenix completed PAD-9, drilled PAD-12 and began the construction of new central processing facilities targeting 40,000 barrels a day gross capacity by mid-2026. Drilling also began on the second exploration pad in the Confluencia Sur block following last year’s pivotal Rio Negro discovery. First quarter financial results do not yet consolidate production, revenue or costs from these assets pending the completion of regulatory approvals by provincial authorities. We continue to work diligently to advance the approval process.

We acknowledge that the delay in obtaining this approval has created material uncertainty around the timing and successful completion of this transaction. The agreement includes an outside date of May 13, 2025 marking 1 year since signing, a standard milestone in transactions of this kind. After that date, either party has the right under the terms of the agreement to withdraw from the transaction. Unless a termination notice is given, the agreement remains fully in place and continues without change. Within this framework, the parties may also explore potential strategic alternatives, taking into account the information and context available at such time.

We remain committed to pursuing a positive outcome while we continue focused on protecting value and maintaining flexibility for GeoPark. Regarding exploration in Colombia, the Currucutu-1 well encountered approximately 70 feet of net pay in the Barco formation and tested production of around 1,300 barrels a day gross and boosted block output to nearly 5,000 barrels a day, a new record.

Financially, we delivered Adjusted EBITDA of $88 million, up 13% from the previous quarter with operating costs decreasing to $12.3 per barrel, in line with our full year guidance. Net income reached $13 million despite onetime costs related to the debt refinancing, which extended our average debt maturity to almost 5 years. We invested $23 million in our core assets and an additional $24 million pro forma in Vaca Muerta, supporting development, infrastructure and our exploration campaign. We closed the quarter with over $308 million in cash and net leverage ratio of 0.9x, preserving our financial flexibility and balance sheet strength. Our proactive hedging program remains highly effective, covering approximately 70% of our 2025 production with floors of $68 to $70 per barrel.

We continued our decisive cost reductions and efficiency drivers during the quarter. In Llanos 34, our new next-generation rig has already reduced cycle times by 20%, generating meaningful cost savings. Our drilling team has recently set a new record in the block, reaching total depth of 11,000 feet in just 6.1 days on the Tigui 53 well. This represents more than 25% reduction on the cost of the well. Even more impressively, the team has already taken on the challenge of breaking its own record again with the next well, Tigui 56, aiming to reach TD in just under 6 days. This relentless focus on operational excellence embodies who we are as an operator and represents one of the most effective ways to enhance returns while expanding our ability to reinvest in growth.

We also took decisive steps to streamline our portfolio by divesting our interest in the Llanos 32 block and the Manati gas field, aligned with our strategy to focus on high-impact material assets. Our efficiency program is on track, having already captured 90% of the targeted $5 million to $7 million in annual savings. Reflecting our strong financial position and consistent cash generation, we declared a quarterly dividend of $0.15 per share, reinforcing our ongoing commitment to shareholder returns, targeting an annualized $30 million dividend or approximately 9% dividend yield.

Looking ahead, we’re fully committed to executing our 2025 work program with 7 wells in Colombia and 4 in Argentina during the second quarter. Our vision remains clear, build a more valuable and sustainable GeoPark focused on big assets in big basins with the right partners and the right strategy. Finally, as I prepare to hand over the leadership of GeoPark to Felipe Bayon, I do so with deep pride and immense gratitude. Helping to build GeoPark over these past 15 years has been the most rewarding chapter of my professional life. I’ve had the privilege of working alongside an exceptional group of women and men whose passion, integrity and resilience have made everything possible. Together, we turned bold ambitions into real achievements, always guided by our core values, our responsibility to stakeholders and our unwavering commitment to putting GeoPark first.

Our culture and our shared belief in doing things the right way have been the foundation of our success. I am deeply proud of what we have built and equally excited for all that lies ahead. I will continue to support GeoPark, its Board and its team as a long-term shareholder and as a friend. Thank you for your trust, your partnership and for walking this journey together. We will now take any questions you may have. Thank you.

Q&A SESSION

Operator

Our first question today comes from Alejandro Demichelis from Jefferies.

Alejandro Demichelis

Jefferies

First, Andres, best of luck in your new endeavors. It has been really a privilege to have you as a CEO. It has not always been plain sailing, but you have done very well with the challenges. The first question, Andres, is how are you seeing the situation about CapEx, production growth in the current kind of oil price environment? Obviously, you have hedged part of your production, but kind of looking at a bit more kind of medium term. That’s the first question.

And then the second question is you touched on the process of closing the deal in Argentina. Maybe you can give us some kind of more color on how discussions are kind of going with both your partner and also with the progress.

Andrés Ocampo

Chief Executive Officer

Alejandro, thank you for your comments and also for your questions. If you want, I will start with your second question, and then I will leave Jaime to address the production CapEx outlook and oil prices. So as I said in the introduction, the results for the first quarter do not include pro forma production revenues or costs relating to this transaction because it’s still pending the approval. These assets were effectively acquired on July 1, 2024. And as of today, the transaction has not been closed and remains subject to the completion of these approvals. We, as a company, remain focused on closing the transaction and continue working diligently to advance the approval process. I personally have also agreed with the Board that as part of the CEO transition, I will continue supporting personally this process as long as required. I think it was you that mentioned in your report, no unfinished business. So that’s my commitment to the Company on top of others.

The agreement that we have with our partner includes an outside date, as we mentioned before, which is on May 13 this year. That marks 1 year since signing and it’s basically a standard milestone in transactions of this kind. After that date, either party has the right under the terms of the agreement to withdraw from the transaction. So unless a termination notice is given, the agreement remains fully in place and continues without any change. And within this framework, the parties may also explore potential strategic alternatives, taking into account the information and the context available at such time.

GeoPark made a decision to enter Vaca Muerta following a long-term strategic growth plan of expanding our footprint in big basins and in big plays, and Vaca Muerta is obviously one of them. So as part of that decision, we’ve made already significant investments. We’re committed to do and to make more investments in the future. We believe that our long-term relationship and partnership with Argentina, in particular with the provinces of Neuquen and Rio Negro, will continue to bring significant economic and social benefits to the country, the provinces and their communities.

I think this is a good opportunity for me also to add some comments about several social media comments, declarations or statements regarding our process and regarding this transaction regulatory approval. GeoPark, we are not associated with and we do not endorse in any way any comments or any publications on social media or any other media that could be interpreted as conflicting with the authorities of the jurisdictions in which we invest. None of those comments reflect in any possible way, our way, GeoPark’s way, of conducting business and our long-term approach with respect to partnering with authorities and communities. We have already issued a public statement about this, and we have taken additional actions to separate ourselves and GeoPark from these unfounded allegations.

I think it is important for us to reiterate our due respect to government institutions, the regulatory processes, the timings. For over 22 years, GeoPark has operated internationally throughout the entire region in Latin America in a number of different countries, [indiscernible] in Argentina, Colombia, Brazil, Chile, Ecuador and Peru. We have a track record of transparency, commitment and mutual benefit. Our business model is based on constructive, collaborative long-term relationships with partners, authorities and local communities, always following our model of creating value and giving back. So I know this was a long answer, Alejandro, but I think it’s important for us to make very clear that we remain focused on closing the transaction, and we continue working very diligently to advance the approval process.

Jaime Caballero Uribe

Chief Financial Officer

Alejandro, I’m going to take your question around the outlook. It’s Jaime here. So on outlook, I would basically tell you that our outlook remains unchanged when we think from a work program standpoint. And the basis for that is that we basically created a plan for 2025 that was built around a capital allocation criteria of everything being economic, value accretive and cash positive at $60 a barrel. That was the key principle of the plan, right? And with that, it actually means that our capital deployment is designed - by design to work at this - at the current price environment that we’re seeing.

Further to that, as you rightly mentioned, we hedge actively and 70% or so of our volumes for this year are hedged. So we are well covered. Our average Brent realizations are currently [indiscernible] type Brent price for that 70% that’s hedged. There’s a 30% that is not hedged that is at kind of spot market prices more or less. When you look at the average, it actually puts us in a very comfortable position. Further, it’s important to note that our entry point into this price decline is a very solid set of results that we delivered, strong EBITDA, leaner cost structure, very strong cash position. We have more than $300 million of cash in the bank. So where I’m going at this is that we don’t see any reason whatsoever to change our capital allocation for this year in this price environment. So we remain committed to the program that we announced earlier this year, and that’s what we intend to execute.

Operator

The next question comes from Daniel Guardiola from BTG.

Daniel Guardiola

Banco BTG Pactual

First of all, I wanted to wish you, Andres, all the best in your future endeavors. It was truly a pleasure to get to meet you and to know you all and to do all the insightful meetings we did in the past. So really, I truly appreciate that.

Going to the questions, I just wanted to do a follow-up on Argentina. I mean I just wanted to confirm what you mentioned on the contract with Phoenix. I just want to confirm that if on May 13, each party decides to walk away if they can do it freely without penalties. And if that’s the case, if you believe that scenario is a realistic scenario that could happen in the next days. So that’s my first question.

The second one is, I don’t know if you can share with us what are the requirements that are preventing this transaction from getting closed?

And just a third one, if I may. It would be great if you can share with us if you are considering - I know you are very well hedged for the next 9 to 12 months - it would be great to know if you’re considering right now to take some measures to further streamline the company in terms of OpEx and CapEx to better weather the current uncertain storm that we are going through. So those are my questions.

Andrés Ocampo

Chief Executive Officer

Daniel, thank you for your comments. And likewise, it has been a great run and appreciated all the multiple million meetings and trips together. It was certainly really fun and great for me. I’ll just try to address your points on Argentina. I think I’ve said a lot, and I covered most of it in my previous response. But specifically, you’re asking if there’s anything specific, any requirements. We’ve complied with all the requisites, and we’ve presented all the requirements. And at this stage, there are no specific requirements that are impeding us to close the transaction.

And your second point about what happens on the outside date, as I said, each party has the right to withdraw from the contract. And yes, that’s with no penalty. And the reality is I cannot comment on what each party is going to do with whatever rights they acquired at any point at this stage. That is the factual reality of the contract today.

And I don’t know if I missed anything else with respect to Argentina. Otherwise, I leave it to Jaime.

Jaime Caballero Uribe

Chief Financial Officer

Daniel, on your question around weathering the current volatility, I think the key elements, I already described them in the previous answer. I think obviously, not ignore market context. We are in a very solid position to face this market context. What I can tell you at this stage is that the sort of things that we’re looking into, given the market context, is probably 3 things, I’d say, in terms of what’s changed. I think we are in an ongoing conversation about capital allocation priorities. We are always in that conversation. And it’s to anticipate stuff, right?

And in the context of that conversation, what we’re seeing is that our willingness and ability to deploy capital is unchanged. It’s unchanged. So for instance, in organic agenda, we’re actually seeing the current price environment as an opportunity. We have an important cash position right now. It gives us flexibility. And it allows us to react to different outcomes that we might find along the way, right, given the uncertainties that we have. For instance, Andres has spoken about the uncertainty around Vaca Muerta, and we believe that having the cash position that we have right now actually puts us in a good position to face that uncertainty. So that’s one thing that I would say in terms of how we’re thinking about weathering the current environment.

The other thing that I would say is around costs. And as you probably saw in the results, we delivered some important cost efficiencies in the first quarter relative to the fourth quarter. I would say that we have already started to change our trajectory in terms of cost. And the way that we’re thinking about it is a broader conversation about total cash cost that has 4 elements to it. There is an element around OpEx. There is an element that Martin – I’m actually going to ask Martin to talk about it in a moment. There is an element around structure or G&A, and you saw our announcements that we did a few weeks ago and interventions that we did in that area. There is an element around tax efficiency. You probably saw that relative to 4Q, we’re starting to see a lower tax effective rate, and that’s something that we’re tackling going into the future to see if there’s more opportunities. And of course, there is a last component around cost, which is related to the midstream and transportation costs. So where I’m trying to go here is we are looking at all of them. I can’t say at this time that we have changed our guidance or targets around any of this because we believe that our plan remains solid, and we don’t need to. But we’re actively looking at all of these to see if there’s more opportunities that can be captured, that’s where we are, Daniel.

Operator

Our next question comes from Joaquin Robet from Balanz Capital.

Joaquin Robet

Balanz Capital

So my first question is, you have secured a solid hedge position for 2025, driving some protection against current oil price volatility. Are you planning a similar approach for 2026? If so, at what price levels would you feel comfortable locking in hedges? And how much of your price scenario are you looking to hedge?

Jaime Caballero

Chief Financial Officer

So to your question around hedging, so we have a long-standing policy around hedging. I would say that hedging is an integral part of our financial framework, and we don’t see any reason to change it. As a matter of fact, what we’re seeing right now is the value of the hedges and the benefit that it brings to the Company and the strategic flexibility that it brings to the Company. So we don’t intend to change that, as a general rule. And the way that I would frame that is that we want sufficient hedging coverage to ensure that our capital programs remain unchanged in the midst of market volatility. That’s what we aim for. That’s how we’re thinking about it, and that’s how we are monitoring 2026, right? It’s still early days to give you a number, a specific number around that because there are some market realities that we need to navigate.

Right now, if you try and obtain hedges for the sort of prices that you’re going to get are prices that are heavily impacted by the existing uncertainty that we’re seeing right now. So it’s a bit of a timing thing. So our view is to see how market conditions develop, which is what we’ve done historically. This is no different to what we’ve done in the past, which is we monitor the market actively and then we make decisions around what are the floors and what are the ceilings acceptable and competitive for ensuring a consistent delivery of our plan. So too early to give you a number on what price frame we’re going to hedge in 2026. What I can say at this time is that we do intend to hedge. We are monitoring that. And as market conditions evolve, if we see good opportunities to capture price and the continuity of our programs, we will execute on that.

Joaquin Robet

Balanz Capital

Great. My second question would be, we noted that net leverage increased to 0.9x following the 2030’s issuance. What level of leverage do you consider comfortable? And what is your target cash position for the year?

Jaime Caballero

Chief Financial Officer

On the leverage side, I’d say that we are in the way too comfortable box right now. It’s a very low ratio, 0.9x I do take in your comment that you see that it’s growing, but it’s actually quite marginal. I think our general guidance is that we intend to maintain a leverage ratio over the long term of around 1.5x. So we’re well below that. And that view of 1.5x being a long-term kind of gravitational pool is unchanged. We believe that still makes sense for the company. Of course, we always monitor changing market conditions, right? If market conditions change dramatically to the point of stress testing our financial framework, we might take a second look at that. But as you can see, the assets that we have, the low breakevens, the cash position that we have, the nature of our debt profile, which is pushed into the long term, the healthy cash contribution that our assets are making, all those elements put us in a position where we’re sailing comfortably the current environment. Thanks, Joaquin.

Operator

The next question comes from Cristian Fera from KNG Securities.

Cristian Fera

KNG Securities

So I have 2 questions. First one is, if you could please share any updates or revisions to the guidance for the Colombian operations. And in that regard, we would appreciate your view on the Brent price assumptions and differentials.

Jaime Caballero

Chief Financial Officer

So let me give you some general comments about the guidance on both aspects. And then perhaps Martin can give us a little bit more color around specifics in the Colombia operation. So the big frame for our guidance is what we said when we launched 2025 was we were aiming for a pro forma production of 35,000 barrels a day, right? That was our guidance from a production standpoint. CapEx expenditures of between $275 million and $310 million, lifting cost in the $12 to $14 per barrel and Adjusted EBITDA in the $70 million to $80 million type price range of between $340 million to $420 million. So those are, if you will, the goalposts. And what has changed since then? And I’d say basically that there’s 2 things that I would say, do not change the guidance, but need to be incorporated in understanding the outlook and what you’re actually going to see in our consolidated results, right? Because that was a pro forma guidance.

So the first component is divestments, right? And as you know, we announced a couple of divestments in the first quarter that had an impact on production. They make a lot of sense from a portfolio standpoint and from a cash standpoint and from a capital allocation standpoint and the like. But from a volumetric standpoint, they do have an impact, and it’s an impact of about 1,000 barrels a day on an annual basis. So that 35,000 barrel guidance becomes 34,000 when you make that adjustment, right? So that’s the first point of note.

The second point of note is the timing of the Vaca Muerta closing because we cannot consolidate results until the closing occurs, right? So as Andres explained previously, from an economic standpoint, there is no change because this transaction has been effective since last year. So economically, there is no change on this. But from a financial consolidation standpoint, the number that you’re going to see posted is subject to the timing of when the transaction closes. So right now, if we close the transaction, if we close Vaca Muerta in May, what we would be looking at is would be a consolidated number for production that would be around 32,000 barrels a day, right? That’s what we would be consolidating on an annual basis. And this is in line with that pro forma number. So pro forma guidance is unchanged. Consolidated numbers, this is what you can expect.

And last but not least, to your point of Colombia on a stand-alone basis, what we’re seeing for Colombia, and again, I’m giving you the umbrella numbers here. What we’re seeing for this business without Vaca Muerta is a production number that is in the 26,000 to 27,000 barrels a day on an annual basis. Those are the headline numbers. We don’t see important changes in CapEx. We don’t see important changes in EBITDA or in lifting costs. What we expect is to fall within that guidance firmly.

So over to Martin.

Martin Terrado

Chief Operating Officer

So Cristian, I’ll go a little bit into the key assets that we have. When we look at Llanos 34, as we mentioned in the past, Llanos 34 it’s a more mature field. And with our activity, we are expecting decline rates in the order of 15% to 18%. The first quarter of the year was well within that guideline. So we feel in Llanos 34 that we will be delivering the plan that we have. We have a couple of updates in Llanos 34, like Andres mentioned, we were expecting the drilling activity to start in January, and it took us a little bit longer to socialize the incorporation of the rig, but the results have been doing very well, actually slightly better than what we expected. So about a year and half ago, we set the strategy that we needed -- this is a mature asset, and we need to do things different. So we brought a rig that is the newest generation available, and we set a target to drill and complete the wells at 25% less. So that’s basically for the well from $4.1 million to go to around $3 million. We have 4 wells that we drilled, and we have the first one that we drilled and complete, and it was done at $2.75 million. So we feel good about how that fresh production is coming. The results from the well is producing around 450 barrels of oil per day. And in our plan, we had less than that. So again, this is a program. It’s a 6-well program. So far, the results are doing very well. We’re drilling the well safely. And the last one that we finished reaching the bottom depth, the total depth, we’re about to check, but we believe it’s a record for the Llanos basin at 4.5 days getting to 11,000 feet. So when we think about fresh production, from that perspective, we are on plan.

When we think about the component of the fresh production, which is workovers, year-to-date we have done several workovers, which is part of arresting the decline and bringing some fresh production from other zones, and it’s on track. So when we think about that asset, we feel that it’s going to deliver what we have in the plan. When we look at the next asset, CPO-5, our program was basically to replace natural flowing wells for pumps as the water was increasing. And we have done that very successfully, 3 wells we did workovers. We got around 2,300 barrels of oil per day gross of incremental production. So CPO-5 is delivering according to the plan. Again, this is an asset that we expect water to be reaching, but it’s delivering as we expected.

And then when we look at, like Andres mentioned in his stated remarks, in Llanos, what we call Llanos exploration, which is basically Llanos 123 block, on that block, we were really close to 5,000 barrels of oil per day, record levels. We recently drilled an exploration well, Currucutu-1 that started producing in the order of 1,300 barrels of oil per day. So as production comes in those assets, we feel that, again, to give you a flavor that we are within our guideline. And as you saw in the first quarter, actually higher. And when we look at Argentina, I’ll just reiterate the message from Andres, we had record levels in February, higher than 17,000 barrels of oil per day. We are right now drilling in the Confluencia Sur pad, 4 wells. So from production, that’s kind of high level where we are.

At the same time, we’re working really diligently and focused on our OpEx. Late last year, we had a third-party review with a well-known consulting company, and we’re working on some additional things. But as you saw our OpEx at $12.3 was at the low part of the guidance (we said $12-$14/boe), so on that front we are working really stronger in the maintaining our OpEx guidance. I can give you a flavor of couple of things. We’re looking at how we can optimize maintenance cost further. We’re also looking at how we can optimize additional pulling and artificial lift. And for those of you live in Colombia you’ll see that it is raining a lot and that is good for the country because the hydroelectric start to have plenty of water. So our energy costs are helping us, and that’s another component of our OpEx being at the level that we are.

Jaime Caballero

Chief Financial Officer

Jaime here again. I recognize that I didn’t address your point around Brent. So I’m going to do that really quickly. So basically, our Brent outlook, let me give you 3 numbers. One, our plan has been developed at $68 and capital allocation has been done at $60. So no fundamental changes from that standpoint. Two, our outlook, our internal outlook around full year prices for 2025 is that they’re going to be in the $66 to $68 range. This is by no means precise, but directionally, what it suggests is that the prices that we saw in 1Q, which were higher, price realizations were in the $72 to $73 type range for that quarter. It will compensate some of the softer prices that we’re going to see over the next 3 quarters.

Again, remember here that we are hedged and the effect of that on us is very limited. And last but not least, differentials. So the Vasconia differential is actually offsetting part of this fall in Brent prices. What we have been seeing is an important compression in the Vasconia differential. Historically, we’ve seen that differential in the $5 to $6 range. It’s actually currently in the $2.5 a barrel type spot price right now. So it’s become very competitive, and it’s offsetting part of the declines that we’re seeing in the headline Brent price.

Hope that helps, Cristian. Thank you.

Cristian Fera

KNG Securities

Perfect. Just to recap a couple of numbers. So excluding Argentina, you would expect around 30,000, 32,000 barrels per day roughly for the year, and that’s consistent with an EBITDA, assuming some OpEx normalization between, let’s say, $330 million or maybe $360 million for the year. Would you be comfortable with that figure?

Jaime Caballero

Chief Financial Officer

I didn’t pick up the $330 million - $360 million point. What I can tell you is that consolidated production closing -- if we close the Vaca Muerta transaction in May is of 32,000 - 33,000 barrels a day. That is true. That will be the consolidated number that we would be posting on a full year basis. The $330 million number, I’m not sure, where you got that from.

Cristian Fera

KNG Securities

Okay, that will be including Vaca Muerta, you’re saying?

Jaime Caballero

Chief Financial Officer

Yes.

Cristian Fera

KNG Securities

Okay. Perfect. And my second question is if the acquisition in Argentina is not approved, how are you thinking about potential cash uses considering the strong position that you have at the moment? And a minor additional question is if you could clarify this deadline date that you have. So you said it’s May 13, that would be next week. And starting that date, either party can leave the contract. That’s correct?

Jaime Caballero

Chief Financial Officer

Yes. So a couple of things. Let me take first your first point around how we would think about capital allocation in a scenario of not closing, right, Vaca Muerta. So right now, a couple of things to note, right? The first thing is upon closing the transaction, which continues to be what we are actively working on, which is closing the transaction, what we see is a capital disbursement, which is in the area of $230 million to $240 million. That’s a combination of $152 million or $155 million or so of the original acquisition cost and a balance of around $80 million to $90 million of the interim period. The interim period is what has occurred, the activities that have occurred between July 1 of last year and the actual closing, right? So that’s the money that’s going out the door if we close Vaca Muerta right now, $230 million to $240 million, right? That’s the first consideration.

If we do not close and the transaction doesn’t close for any reason, we don’t have to allocate that money basically, right? And the way that we’re thinking about it is probably a 3-tier structure, which is consistent with our strategy, which is, 1. we will continue to pursue growth opportunities for the company. We have a pipeline associated to that, that we have continued to work on, and we would prioritize that. The intent is to bring reserves and production to the Company consistent with the long-term aspiration that we have. So that will be the first capital allocation priority.

The second capital allocation priority, I would say, would be around optionality, strategic optionality and things that we could consider around perhaps looking at our debt and reviewing those debt levels, although we are comfortable with the existing debt levels, we could review them if the market conditions are appropriate for that. So that’s optionality, right? Buybacks also are optionality that we would be considering. So that’s there. But if I have to tell you a firm view, I would say 2 things. First, ensuring continuity of our organic plan; two, ensuring that we have the ability to pursue the inorganic pipeline that we have been actively working on. Again, these are options. We remain focused on closing the transaction, and we continue to work diligently to advance that approval process.

So with regards to your question on the outside date, Andres already made a long statement around that, which I don’t think we need to repeat. Thank you.

Operator

The next question comes from Isabella Pacheco from Bank of America.

Isabella Pacheco

Bank of America

First of all, I would like to congratulate Andres on your trajectory and the impact you had on GeoPark in these past years. And I think that most of my questions have been already answered. So I just have one specific question around production in Colombia. I know that Llanos 34 is facing natural declines, but I would like to know if there were any other operational disruptions that led to lower production levels? And if possible, could you please break down production by key assets and explain where the shortfall came from?

Martin Terrado

Chief Operating Officer

Isabella, this is Martin. I’ll go back to a high level, and then we can go into the details. But overall, in the first quarter, we had no surprises. Our guideline was exceeded. And if we just focus on the Colombia assets, we’re delivering according to our plan. Yes, every now and then, there are some one-offs. For example, we had around 12 days of blockages in CPO-5, but that was within our guidelines, something that we learned from last year. So when we did our downtime estimations for 2025, we put a range, and those days are within the range that we put. I’ll stay in CPO-5 and then I’ll go to the other assets. In CPO-5, we are delivering according to the plan and actually exceeding. The exceeding is basically like I mentioned before, the plan for the first part of the year was to do workovers on wells, which by natural flow, they were getting too low production levels. And so we put a pump. And that’s something that is normal in the maturity of the reservoir, and it was successful. So we got incremental production from that. So CPO-5 is delivering according to the plan.

I will go now to Llanos 34. In Llanos 34, we’ve been delivering in the order of 94% to 95% production efficiency. So what that means is that it’s within the plan that we had. The only thing that did not deliver exactly according to the plan was the infill drilling campaign, which in our program, we had it starting in January. And it took us a little bit longer to socialize. But again, like I mentioned before, we got this rig running in the month of March. It’s a latest generation rig. And like Andres mentioned, we had a target and we are aiming for 25% reduction in completion and drilling cost. These wells with previous rigs and previous procedures were costing us $4.1 million. We’re targeting $3 million, and the first well ended up being at $2.75 million. So we feel good about that. It’s a campaign. So we need to look at the whole campaign results. The well is delivering 450 barrels of oil per day, and that’s higher than expected. So when you look at Llanos 34, it’s the normal decline, and we had that offsetting of when the rig came in.

And then finally, when you look at Llanos Exploration, which is basically the block Llanos 123, we are on track on our production guideline for that particular block, working really well with our nonoperating partner, looking at how Currucutu well delivers. And so from that perspective, maybe what you saw there’s a little bit of down production in Llanos because of the divestment of Llanos 32, and that happened in the middle of March. And that was producing around 1,000 barrels of oil per day net to GeoPark. And finally, when we move outside of the Llanos Basin, Platanillo, is an asset that we shut in due to the high OpEx. So we’re working to see with our supply chain group, if we can do some additional ideas on how to reopen that asset at lower OpEx so that we can make money.

I hope that answers the question, Isabella.

Operator

We have some questions from the webcast:

Vicente Falanga

Bradesco

How much more cost efficiency can the company achieve?

Jaime Caballero

Chief Financial Officer

Vicente, we shared a lot of color, I think, around how we’re approaching costs. And I guess the further color that I could add on this is that it’s around flexibility, right? I cannot give you a number on technical limit. But what we’ve done is we look at our peer group. We look at our operating environments, both in Colombia and in Argentina, and we’re regularly monitoring and testing ourselves to ensure that in those peer comparisons, we show up well. That’s one of our key approaches towards that.

A second approach that we’ve had is we actually bring outsiders to look under the hood and kick the tires. We did such exercise with BCG late last year, and one hand, it told us that we have an extremely efficient operation. But at the same time, it illuminated a few medium and long-term opportunities that we’re looking into, right? And probably Martin can give us a little bit of color around that. We also look at the cost chain from an integrated standpoint. So we don’t just focus on one specific point of the cost, but the totality of how we approach developments. For instance, when we look at Argentina, it’s not just about the lifting costs, which are extremely competitive in the $5 to $6 type range per barrel. But we actually look at the development decisions that we’re making with Phoenix to ensure that over the long run, that remains efficient.

I know I’m not giving you a specific number because we don’t have it. I think it’s more of an approach. And our approach is we want to be as competitive as we can possibly be, right? Obviously, ensuring safety, integrity and the reliability of our operation. Within those constraints, we look to be as best as we can, and those are the things that we’re working on.

Martin Terrado

Chief Operating Officer

Yes. Vicente, I would just add to Jaime that, again, reiterate that we’re in the low side of our range on the $12 to $14 per barrel guidance, like Andres mentioned in the first Q, we were at $12.3 million. Our men and women working in the field, but also supporting those field guys here in the office are all very aligned that number one is to have safe operations, but we know that to be competitive and we have done it historically, we had to have low OpEx. And I’ll give you a couple of examples of the things that we’ve done and the ones that we’re working. I think that the connection got cut when we were talking about that. But we’ve done things together with Jaime’s group on reviewing our contracts and looking at long-term contracts. And so a portion of the numbers that you see are related to that.

We have looked at staffing, in the field, we have looked at things that we can optimize. So reducing the number of trucks that move around by innovatively in the pump so that the bottoms from the tanks doesn’t mean that we’re having 15 trucks going out of the field every 3 days. Now we only have one. And that is not only OpEx savings, but we’re reducing the chance of somebody getting hurt. We’re reducing our emissions. So those are examples of the things that we already did. Examples of the things that are coming, we’re looking in very detail at our maintenance strategy, how are we doing our maintenance and it’s integrated, not only the contracts that we have, but are we doing the maintenance properly and can we optimize even further depending on what kind of criticality the equipment has. And we feel that with that, we’re going to probably optimize a little bit more chemicals, artificial lift and pulling.

I mean we have done a very good job. The guys in the field have done a very good job from facilities to artificial lift to have really reliable energy. And with that, it means that our pumps don’t fail that often. And if the pumps don’t fail, it means that our OpEx and pulling go down. And when we look at the benchmark, our days between failures in Llanos 34 are actually top-ranked not only in Colombia, but worldwide. So that’s the philosophy and what our teams are working on day-to-day.

Andrés Ocampo

Chief Executive Officer

I would like to end the call without making just one highlight on what I think a special mention to Martin’s team because we made some comments, and I’m not sure if they were very well captured. The fact that we drilled the last well in Tigui in 6.1 days. And I mentioned that in my introduction and as we were in the call, we got the report for the following well, which is the Tigui 56 well, we reached TD in 4.5 days. That has to be some record in the basin, not only in the block, and we’re checking that.

But this means that we spud a well on Monday and we reach TD before the end of Friday. That’s a huge saving. The team was targeting to reach wells that we drilled last year for $4.1 million to drill them and completing them this year at $3 million, and the first one has already come in at less than $2.75 million. And this one is obviously going to come cheaper than that. So that relentless effort in finding efficiencies, breaking paradigms and making sure that we make the most out of each dollar that goes to the ground is what motivates this team, and I think they are doing an incredible job. So thanks very much for your question.

I think that’s the end of the call. There are no more questions. I would like to thank everybody for your interest in and your support of GeoPark. And the team is always here to answer any questions. Please reach out, give us a call or even better, please visit our operations. Thank you, and have a good day.

Operator

This concludes today’s call. Thank you very much for your attendance. You may now disconnect your lines.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: May 9, 2025